SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

HARDINGE INC. SAVINGS PLAN
(Name of Plan)

HARDINGE INC
(Name of Issuer of the securities held pursuant to the Plan)

0-15760
(Commission File Number)

One Hardinge Drive Elmira, NY 14902
(Address of principal executive offices) (Zip code)

Registrant's telephone number including area code: (607) 378-4276

HARDINGE INC. SAVINGS PLAN

HARDINGE INC. SAVINGS PLAN

ELMIRA, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2003 AND 2002

CONTENTS

147 West Gray Street
Suite 210
P.O. Box 178
Elmira, NY 14902
Phone 607 / 734-4183
Fax 607 / 733-3815
www.mengelmetzgerbarr.com

Mengel Metzger Barr & Co. LLP
Certified Public Accountants

Additional Offices / Ithaca, New York / Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Advisory Committee
Hardinge Inc. Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Hardinge Inc. Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Hardinge Inc. Savings Plan as of December 31, 2002, were audited by other auditors whose report dated June 20, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes At End of Year – December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

Mengel, Metzger, Barr & Co. LLP

Elmira, New York
June 11, 2003

HARDINGE INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2003	December 31, 2002
ASSETS		
Investments, at fair value:		
Hardinge Inc. common stock	$ 5,902,894	$ 4,520,769
Mutual funds	23,450,768	20,497,819
Participant notes receivable	797,050	801,933
TOTAL INVESTMENTS	30,150,712	25,820,521
Cash and cash equivalents	596,984	708,730
Accrued income receivable	483	826
Participant contributions receivable	15,229	13,609
NET ASSETS AVAILABLE FOR BENEFITS	$ 30,763,408	$ 26,543,686

The accompanying notes are an integral part of the financial statements.

HARDINGE INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31, 2003	2002
ADDITIONS		
Additions to net assets attributed to:		
Investment income:		
Interest and dividends	$ 201,013	$ 257,351
Participant note interest	52,233	57,782
Contributions:		
Employer	-	111,420
Participant	1,238,974	1,408,075
Rollovers	130,298	-
Other	55,537	3,446
TOTAL ADDITIONS	1,678,055	1,838,074
DEDUCTIONS		
Deductions from net assets attributed to:		
Vested shares paid and cash withdrawals	2,230,245	3,678,590
Other	35,842	6,316
TOTAL DEDUCTIONS	2,266,087	3,684,906
Net appreciation (depreciation) in fair value of investments	4,807,754	(3,718,048)
NET INCREASE (DECREASE)	4,219,722	(5,564,880)
Net assets available for benefits at beginning of year	26,543,686	32,108,566
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$ 30,763,408	$ 26,543,686

The accompanying notes are an integral part of the financial statements.

NOTE A: DESCRIPTION OF PLAN

The following description of the Hardinge Inc. Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible domestic employees of Hardinge Inc. (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Employees hired on or before December 31, 1986 became participants as of January 1, 1986. Employees hired after December 31, 1986 are eligible to begin salary deferrals on the first day of the month following 30 days of service. Employees can participate in employer contributions on the January 1 or July 1 following the completion of one year of service which includes at least 1,000 hours of service.

Vesting

Participants are immediately vested in all contributions and earnings thereon.

Contributions

Participants may contribute up to 100% of their annual compensation, as defined. Contributions are subject to certain Internal Revenue Service limitations in each year.

The Plan sponsor will match 25% of the voluntary contributions made by an eligible participant up to 5% of the participant's current compensation, as defined. Additionally, the Plan sponsor may contribute amounts annually at the discretion of the Board of Directors to be allocated, in accordance with plan provisions, among participants. These contributions and any subsequent earnings are directed by the Plan sponsor to the Hardinge Stock Fund. Effective July 2002, the Plan sponsor suspended their matching contribution to the Plan.

Participant notes receivable

Loans may be made to participants for hardships or financial necessity for a minimum of $1,000 and a maximum of $50,000, but no more than 50% of the participant's employee deferral and rollover balances. The loans are secured by the balance in the participant's account and bear interest at rates that range from 5% to 10.5 %, which are commensurate with local prevailing rates as determined by the Plan's Loan Committee. Principal and interest is paid through monthly payroll deductions over a term of five years, except loans used to purchase a participant's principal residence which may be repaid over a time determined to be reasonable by the Plan's Loan Committee but no longer than ten years.

Payment of benefits

Upon termination of service, a participant may elect to leave their funds in the plan, receive a lump-sum amount equal to the value of their account, or roll their funds into another plan in accordance with Plan provisions.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition

Investments in all funds are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Where quoted market values are not available, marketable securities are valued at the most recent sales, trade, or current bid price. The common stock of Hardinge Inc. is stated at the last reported sales price on the last business day of the plan year at December 31, 2003 and 2002. Participant notes receivable are valued at cost which approximates fair value. Interest income is accrued when earned. Dividends are recorded on the ex-dividend rate.

The Plan invests in various types of investment securities. Investment securities are exposed to various risk, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statement of net assets available for benefits.

Administrative expenses

The Plan sponsor has elected to pay certain administrative expenses of the Plan.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE C: INVESTMENTS

The following presents the fair value of investments and the net appreciation (depreciation) in fair value. Investments that represent 5% or more of the Plan's assets are separately identified:

	December 31, 2003		December 31, 2002	
	Net appreciation in fair value during the year	Fair value at end of year	Net (depreciation) appreciation in fair value during the year	Fair value at end of year
Hardinge Inc. common stock	$ 1,655,215	$ 5,902,894	$ (606,507)	$ 4,520,769
Mutual funds:				
Stable Value Fund	319,682	8,385,102	313,356	7,115,851
SSGA Core Opportunities Fund	522,241	3,004,574	(883,527)	2,499,354
SSGA S&P 500 Index Fund	684,249	3,346,084	(859,554)	2,603,109
Janus Balanced Fund	161,689	1,535,500	(157,138)	1,485,738
Hardinge Profit Sharing Fund	33,653	-	(142,094)	1,546,227
Other	1,431,025	7,179,508	(1,382,584)	5,247,540
	$ 4,807,754	$ 29,353,662	$ (3,718,048)	$ 25,018,588

See Note D for detail of above investments that are nonparticipant-directed.

NOTE D: NONPARTICIPANT – DIRECTED INVESTMENTS

The following provides information about the net assets and the significant components of the changes in net assets relating to the Plan's nonparticipant-directed investments.

	December 31,	
	2003	2002
Net Assets:		
Hardinge Inc. common stock	$ 4,053,791	$ 3,120,057
Mutual funds	132,715	123,933
	$ 4,186,506	$ 3,243,990

	Year ended December 31, 2003
Changes in Net Assets:	
Earnings	$ 1,145,156
Vested shares paid and cash withdrawals	(197,438)
Other	(5,202)
	$ 942,516

NOTE E: TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated March 7, 2000 that the Plan and related trust are designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

NOTE F: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and their accounts will be paid to them as provided by the plan document.

HARDINGE INC. SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

HARDINGE INC. PENSION PLAN
EIN: 16-0470200
PLAN NUMBER: 002

FORM 5500 – SCHEDULE H – PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 2003

(a) Party in interest	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Hardinge Inc. common stock:			
*	Hardinge Inc.	4,788 shares of common stock	$ 78,101	$ 55,397
*	Hardinge Stock Fund	433,688 units	51,142,262	5,847,497
	Mutual funds:			
	Vanguard Index Trust 500 Portfolio	708 units	53,996	72,688
	Brandywine Fund	2,289 units	71,932	54,996
	Franklin Small Cap Fund	50,638 units	1,853,767	1,530,271
	Janus Overseas Fund	73,066 units	1,983,983	1,509,550
	Janus Balanced Fund	77,006 units	1,572,065	1,535,500
	Fidelity Advisor Equity Fund	2,743 units	120,831	122,116
	Putnam New Opportunities Fund	3,031 units	138,996	114,336
	Stable Value Fund	5,250,303 units	7,296,667	8,385,102
	Pimco Total Return Fund	141,956 units	1,508,274	1,520,349
	SSGA Core Opportunities	165,541 units	3,346,494	3,004,574
	SSGA S&P 500 Index Fund	182,249 units	3,730,516	3,346,084
	SSGA Small Cap Fund	43,624 units	876,243	1,097,148
	Scudder Growth & Income	50,891 units	1,236,400	1,024,952
	Vanguard Growth Equity Fund	14,499 units	134,745	133,102
	Participant notes receivable	5.0% - 10.5%	-	797,050
		TOTAL INVESTMENTS	$ 75,145,272	$ 30,150,712

147 West Gray Street
Suite 210
P.O. Box 178
Elmira, NY 14902
Phone 607 / 734-4183
Fax 607 / 733-3815
www.mengelmetzgerbarr.com

Mengel Metzger Barr MMB & Co. LLP
Certified Public Accountants

Additional Offices / Ithaca, New York / Rochester, New York

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

Advisory Committee
Hardinge Inc. Savings Plan

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-65049) pertaining to the Hardinge Inc. Savings Plan of our report dated June 11, 2004 with respect to the financial statements and schedule of the Hardinge Inc. Savings Plan included in the Annual Report (Form 11-K) for the year ended December 31, 2003.

Mengel, Metzger, Barr & Co. LLP

Elmira, New York
June 28, 2004

EXHIBIT 99.1

CERTIFICATION

In connection with the Form 11-K of the Hardinge Inc. Savings Plan (the "Registrant") for the year ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Douglas C. Tifft, Plan Committee Member of the registrant, and Richard L. Simons, Chief Financial Officer, Hardinge Inc. and Plan Committee Member, hereby certify, solely for the purpose of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of their knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Douglas C. Tifft
DOUGLAS C. TIFFT

PLAN COMMITTEE MEMBER
JUNE 28, 2004

Richard L. Simons
RICHARD L. SIMONS

EXECUTIVE VICE PRESIDENT and
CHIEF FINANCIAL OFFICER OF HARDINGE INC.,
Issuer of the securities held pursuant to the Plan
and PLAN COMMITTEE MEMBER
JUNE 28, 2004

SIGNATURES

THE PLAN Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARDINGE INC. SAVINGS PLAN
(Name of Plan)

June 28, 2004
Date

By: /s/ Richard L. Simons
Richard L. Simons
Member
Hardinge Inc. Savings Plan Committee

June 28, 2004
Date

By: /s/ Douglas C. Tifft
Douglas C. Tifft
Member
Hardinge Inc. Savings Plan Committee